Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended September 30, 2012 and 2011
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of November 9, 2012 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended September 30, 2012 and the related notes thereto, prepared in accordance with International Accounting Standard No. 34, Interim Financial Reporting. This MD&A should also be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2012 and 2011, prepared in accordance with International Financial Reporting (“IFRS”), the related MD&A and the most recent Annual Information Form on file with SEDAR. All dollar amounts herein are expressed in United States dollars unless stated otherwise.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 18 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.   The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and NYSE MKT Equities Exchange (formerly American Stock Exchange) under the symbol “KGN”.  The Company’s primary asset is it’s Esaase Gold Project (“Esaase” or the “Property”) located on the Asankrangwa gold belt in Ghana.

The Company is focused on executing its three-pronged strategic approach of:

•	Production – near term, low cost production at Esaase planned for 2015
•	Growth – exploration and strategic acquisitions of land to develop organic growth opportunities
•	Value – deliver value with strong human and financial resources

Highlights for the 3 months ended September 30, 2012 and the subsequent period to November 9, 2012

•
Updated Mineral Resources at Esaase – Measured and Indicated resource of 68.92 million tonnes averaging 1.73 g/t gold for 3.83 million ounces and Inferred resource of 22.23 million tonnes averaging 1.75 g/t for 1.25 million ounces.

•
Enhanced strong financial position with additional C$32.5 million raised – current treasury $217 million and potential for option and warrant exercise to make up the balance of funding required to build Esaase.

•	Welcomed Highland Park as a strategic investor in the Company with an initial 9.6% shareholding and appointed Colin Steyn, an experienced mining executive, to the Board of Directors.
•
Recruited experienced management team with proven mine building capability as a first step in embedding the capability within Keegan to drive the transition from explorer to developer and ultimately producer.

•	Initiated revised Pre-Feasibility Study with DRA Minerals – completion Q1 2013.

Esaase Gold Property

The Esaase Gold Property is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Engineering and Development

During the period, the Company initiated a revised Pre-Feasibility Study with DRA Minerals of Johannesburg, South Africa. The basis for the study is, as follows:
•	4.0 million tonnes per year mining and processing rate,
•	metallurgical process design utilizing flotation to substantially reduce the upfront project capital requirements and reduce operating costs, and
•	an improved mine design plan featuring higher grade feed to the processing plant based on the revised resource estimate.
The Company expects to complete the PFS in the first quarter of 2013.

In support of the PFS, the Company initiated a comprehensive metallurgical test work program at Amdel Laboratory in Perth, Australia, designed to confirm the following:

•	Earlier and extensive metallurgical test work showed that the Esaase ore body is amenable to recovery via the use of flotation.
•
Examination of those results showed that this flowsheet could be further optimized through grind optimization tests, free gold recovery, flotation reagents suites and residence time in the float and leach plants.

•	Having recently upgraded the Mineral Resource Estimate (“MRE”) it is clear that the expected float results could improve as the Esaase gold grades are now considerably higher than previously modeled.
•	Extensive tailings characterization tests will also be completed on the Esaase material. The new flowsheet should improve environmental impacts for the project.
•	Part of this program will re-evaluate the CIL flowsheet from previous work completed by Keegan.
•	The sample being used for this test program closely resembles the mine plan for the first four to five years of production and includes weathered, transition and fresh ore.

The integrated metallurgical test work program has been designed to run for the next 12 weeks and should be completed early in 2013, well in time for the scheduled completion of the on-going PFS.

During the period and subsequent to the period end, the Company recruited key executive and technical personnel as part of  its initial steps towards building the organizational capability within Keegan as it transitions to a gold producer.

These appointments are:

Peter Breese – President & CEO
Peter has over 25 years executive, operational and project management experience in the global mining industry in the base and precious metals sectors. He is currently a Director of TSX listed Coalspur Mines Limited. He has held a number of senior executive positions including CEO of Mantra Resources, CEO of Norilsk Nickel International, COO of LionOre, as well as senior management and board positions with Impala Platinum Holdings (South Africa), Mimosa Mining Company (Zimbabwe), Zimasco (Zimbabwe) and BCL (Botswana).

Tony Devlin – Chief Operating Officer
Tony has over 30 years executive, operational and project management experience in Africa. Most recently Tony was Managing Director ("MD") of Mantra Tanzania. Prior to that he was MD of Williamson Diamonds in Tanzania and also held a number of executive management positions with Anglo American including CEO of Zimbabwe Alloys (Zimbabwe).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Hugo Truter – General Manager, Projects
Hugo has over 25 years project and operational management experience in Africa. He is the former Manager -- Engineering for Mantra Resources in Tanzania and former Head of Engineering at Tati Nickel in Botswana. His previous work experience spans across base metals, gold, platinum and diamonds. Hugo was notably Project Manager for one of the world's largest DMS plants constructed at Tati. Hugo also served in the capacity of Acting General Manager at Tati Nickel for a number of years.

Ed Munnik – Manager, Process
Ed has in excess of 25 years of project and operational management experience. He is the former Manager -- Metallurgy for Mantra Resources in Tanzania and the former Metallurgical Executive for LionOre in Africa. Ed worked for the Anglovaal group for 22 years, a period that included a role as Project Director and later COO of Chambishi Metals in Zambia. He has worked in the gold, base metals and uranium industries.

Fausto Di Trapani – Financial Controller, Africa
Fausto is a Chartered Accountant with extensive financial reporting, structuring and project accounting experience in large, multinational mining groups. He is the former Financial Controller for Mantra Resources. Previously he was Senior Financial Manager for Norilsk Nickel International and Financial Manager at BHP Billiton Energy Coal division.

Acquisitions

The Company continued to work towards the completion of a transaction whereby it expects to acquire the rights to 11 square kilometers of concessions along strike to the south-west of the Esaase main zone.  The concessions are currently designated as Small Miners concessions by the Government of Ghana and by an Agreement (the “Land Swap Transaction”) made in April 2012 between Keegan and the Mpatoam Small Scale Mining Company (“Mpatoam”) the Company has reached terms under which it will exchange a portion of its Jeni River Mining Lease for the Small Miners concessions.  In June, the Company applied for the consent of the Minister of Lands and Natural Resources to the transaction and on July 10, 2012 the Ghanaian Minerals Commission recommended ministerial approval.  The Company expects to complete this acquisition during the 2012 calendar year.

Exploration

During the period the Company re-initiated its exploration program at both Esaase and Asumura as part of its three-pronged strategy to generate organic growth opportunities.  Benjamin Gelber was appointed Keegan’s new Manager, Exploration.

Esaase exploration will initially focus on:
•	developing drill targets on the recently acquired Asuowin Concession which holds the Bilpraw property,
•	evaluating the potential for further high-grade gold occurrences at depth below the main zone,
•	initiating a comprehensive review of the Sky Gold Concession, and
•	planning for the exploration and evaluation of the Mpotoam concessions area.

Reserves and Resources

During the period, the Company announced the results of a revised mineral resource estimate for Esaase.  The resource estimate is based upon approximately 200,000 metres of RC drilling and 78,000 metres of diamond drilling carried out over the past five years at Esaase.  The revised Esaase mineral resource estimate consists of:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

•         Measured and Indicated resource of 68.92 million tonnes averaging 1.73 grams per tonne gold for 3.83 million ounces, and
•         Inferred resource of 22.23 million tonnes averaging 1.75 grams per tonne gold for 1.25 million ounces.

The revised resource estimate, based on a cut-off grade of 0.8 grams per tonne of gold, was prepared using the same information used to compile the previous resource estimate at Esaase (see the Company’s Management Discussion and Analysis dated for the year ending March 31, 2012) which was stated at a cut-off of 0.4 grams per tonne of gold.  The purpose of revising the resource was to serve as a basis for the revised PFS.

The mineral resource estimate was completed by Minxcon Pty Ltd. (“Minxcon”) of Johannesburg, South Africa and reported in accordance with National Instrument 43-101 requirements and the South African Code for Reporting of Exploration Results (SAMREC) which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  The resource estimate was prepared by Charles J. Muller, B.Sc. Geology (Hons), Pr.Sci.Nat., MGSSA, a Director of Minxcon.  An updated NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com on or before November 23, 2012.

A preliminary open pit optimization was run on the estimated grade model to support the requirement that Mineral Resources have reasonable prospects for economic extraction.  The resource estimate assumes a long-term gold price of $1,150 per ounce, consistent with the gold price assumption made in the September 2011 PFS.  All production and technical parameters assumed for the revised estimate were based on work completed by DRA, a Johannesburg based engineering consultancy, as part of a Conceptual Study completed in August 2012 and outlined in the Company’s Management Discussion and Analysis for the three months ended June 30, 2012.

The table below represents the mineral resource at the 0.8 grams of gold per tonne cut-off as well as at several additional cut-off grades which are provided for comparison purposes.  The effective date of the resource is October 10, 2012 and the resource includes all drill results as at March 31, 2012.

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	(Mt)	(g/t)	(Moz)
0.4	Measured	30.14	1.27	1.23
	Indicated	98.99	1.17	3.73
	Total M&I	129.13	1.19	4.96
	Inferred	49.39	1.11	1.76
0.6	Measured	23.38	1.49	1.12
	Indicated	71.25	1.44	3.29
	Total M&I	94.63	1.45	4.41
	Inferred	33.59	1.40	1.51
0.8	Measured	17.52	1.75	0.99
	Indicated	51.40	1.72	2.85
	Total M&I	68.92	1.73	3.83
	Inferred	22.23	1.75	1.25
1.0	Measured	12.96	2.05	0.86
	Indicated	37.60	2.02	2.44
	Total M&I	50.56	2.03	3.30
	Inferred	16.00	2.09	1.08

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

CIM Definition Standards were followed for Mineral Resources.  Mineral Resources are reported on a 100% basis; Keegan has a 90% interest in this project with the Ghanaian Government owning a standard 10% free-carried interest.

Financing

Subsequent to the end of the period, on November 5, 2012, the Company completed a non-brokered private placement for gross proceeds of CAD$32.5 million by issuing 9,443,500 units (the “Units”) of the Company at a price of CAD$3.44 per Unit (the “Offering”). The price of the Units was the five-day volume weighted average market price based on the date of signing of the principal subscription agreements.  Each Unit consisted of one Common Share of the Company as well as one Warrant to purchase a Common Share in the Company for a period of two years at a price of $4.00 per share. Should the Company's share price trade at a price of greater than $6.00 per share for a period of twenty consecutive trading days, the Company will have the right to accelerate the exercise period of the Warrants to 30 days. The exercise of all of the Warrants within the Offering would raise an additional $37.8 million.

The Offering has resulted in Highland Park acquiring a 9.6% ownership interest in the Company with the option to increase their interest to 17.3% upon exercise of the Warrants.  The placement significantly strengthens the company’s already strong financial position as well as provides access to Highland Park’s substantial resource management skills. Funds from the placement will enable the Keegan to fast track the Company’s flagship Esaase project in Ghana to becoming a significant gold producer.

The key investors in Highland Park include the original founders and former executives of Toronto based LionOre Mining International Limited (“LionOre”). LionOre was acquired in 2007 for US$6.3 billion by Norilsk Nickel. Highland Park was also involved in the development and strategic direction of Mantra Resources into a leading uranium explorer and developer prior to its acquisition by ARMZ Uranium Holding Co. in 2011.

In conjunction with welcoming Highland Park as a strategic investor, the Company invited Mr Colin Steyn, previously CEO of LionOre and currently the Chairman of Coalspur Mines, to join the Board of Keegan. Mr Steyn was a Director of LionOre from 1998 and was appointed President and CEO in 1999. Prior to this, Mr Steyn was Executive Director in charge of metallurgical operations in Zimbabwe for Rio Tinto. Mr Steyn holds an MBA from Cranfield University, UK and is currently a Director of Mirabela Nickel and the Chairman of Coalspur Mines.

There were no fees or broker warrants associated with the financing. The financing was not registered under the securities laws of the United States and was not offered to US Persons except where permitted by exemptions form US registration requirements. All securities issued under the Offering are subject to a four-month resale restriction expiring March 3, 2013.

The Company has been judicious in its protection of the capital it has on hand by investing only in high interest savings accounts and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Expenditures

For the three and six months ended September 30, 2012, the Company incurred $0.6 million and $1.9 million respectively, of exploration and evaluation expenditures on its Esaase Gold Property in areas where the technical feasibility and economic recoverability has not yet been established. These costs were incurred to complete an exploration and evaluation drill program, in the Dawohodo and Bilpraw areas. During June 2012, exploration drilling was suspended for the time being.

Exploration and evaluation expenditures
	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Esaase:
Camp operations	$133,839	640,092	$371,820	$1,079,140
Development support costs	-	503,334	-	883,457
Equipment and infrastructure	-	410,046	-	717,285
Engineering studies	-	1,515,202	-	2,947,974
Exploration drilling	-	239,747	518,889	1,346,450
Exploration support costs	317,433	416,915	643,882	1,143,528
Sustainability	-	514,519	-	1,102,038
Technical and in-fill drilling	-	1,245,790	-	3,570,062
Share-based payments	106,456	1,343,535	254,869	2,673,041
VAT receivable allowance	2,441	355,367	65,466	993,908
	560,169	7,184,547	1,854,926	16,456,883
Asumura:	344	-	2,644	-
Total project expenditures for the period	$560,513	7,184,547	$1,857,570	$16,456,883

The results of the September 2011 PFS for the Esaase project indicated the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(g) in the audited annual consolidated financial statements for the year ended March 31, 2012 and 2011), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further costs incurred for the development of the project are capitalized as mineral interests. Effective October 1, 2011 the Company began capitalizing costs associated with the development of the Esaase project. During the three and six months ended September 30, 2012, the Company capitalized $2.3 million and $6.4 million respectively, of development costs to mineral interests and development assets.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Development costs capitalized to mineral interests
	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Esaase:
Camp operations	$495,069	$-	$1,293,353	$-
Development support costs	85,323	-	100,661	-
Feasibility studies and engineering	691,994	-	2,109,458	-
Sustainability	656,525	-	1,941,163	-
Share-based payments	339,389	-	895,077	-
VAT receivable allowance	4,221	-	88,914	-
Total development costs for the period	$2,272,521	$-	$6,428,626	$-

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, effective in the fourth quarter of the fiscal year 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year but does not have to contribute to its capital investment.

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase Gold Property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability or development agreement for the project.

Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective November 24, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. During the three months ended December 31, 2011 Keegan made payments totaling $0.1 million and accrued $1.4 million for the remainder of the settlement amount.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit.

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property and completed the field program in March 2011.

Subsequent to the end of the period, the Company re-initiated exploration activity on its Assumura concession based on a recent analysis of the structural geology of the property.  A program will be developed to explore new targets on the concession in the coming months.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Results of Operations

Three months ended September 30, 2012 and 2011

During the three months ended September 30, 2012, Keegan incurred a net loss of $1.8 million or $0.02 per share compared to a net loss of $15.5 million or $0.21 per share during the same period in the previous year, a decrease of $13.7 million or approximately 88%.

Exploration and evaluation expenditures were $0.6 million during the three months ended September 30, 2012 as compared to $7.2 million in the same period of the previous year, a decrease of $6.6 million or 92%. In June 2012 the Company put exploration programs on hold in an effort to conserve cash for deployment in advancing Esaase to production. This conservation of cash and the commencement of capitalizing development costs associated with the Esaase Gold Project on October 1, 2011 are the reasons for the significant decrease in exploration and evaluation expenditures. The Company is now capitalizing all development costs associated with the Esaase Gold Project due to the results of the PFS. Exploration and evaluation expenditures now reflect only those expenditures incurred to identify new deposits outside of the main Esaase deposit. Overall, the $6.6 million decrease in exploration and evaluation expenditures are offset by an increase of $2.3 million of development activities that were capitalized to mineral interests during the period and that would have been included in exploration and evaluation expenditures prior to the completion of the PFS.

Administration expenses incurred during the three months ended September 30, 2012 were $2.7 million compared to $3.7 million in the same period in the previous year, a decrease of $1.0 million or approximately 27%. The main reason for this decrease was a decrease in share-based payments (by $0.7 million or 36%).

In addition to the decrease in share-based payments, there were decreases in other administration expenses, including the following:

-	Travel, promotion and investor relations (by $0.2 million or 48%), due to a decrease in marketing and travel to investment conferences and roadshows.
-	Consulting fees, directors’ fees and wages and benefits (by $0.1 million or 12%) as a result of decreased administrative staffing levels from the same period in the prior year.

Other income for the three months ended September 30, 2012 was $1.4 million as compared to other expense of $4.6 million in the same period in the previous year, an increase of $6.0 million. This change is due to fluctuations in foreign exchange rates and changes to the Company’s exposure to Canadian dollar cash balances. In addition, investment income decreased (by $0.1 million) because the Company reduced its exposure to Canadian dollars in the comparative period and accepted a lower rate of return on US dollar deposits compared to those on Canadian dollar deposits.

Six months ended September 30, 2012 and 2011

During the six months ended September 30, 2012, Keegan incurred a net loss of $7.5 million or $0.10 per share compared to a net loss of $28.2 million or $0.37 per share during the same period in the previous year, a decrease of $20.7 million or approximately 73%.

Exploration and evaluation expenditures were $1.9 million during the six months ended September 30, 2012 as compared to $16.5 million in the same period of the previous year, a decrease of $14.6 million or 88%. In June 2012 the Company put  exploration programs on hold in an effort to conserve cash for deployment in advancing Esaase to production. This conservation of cash and the commencement of capitalizing development costs associated with the Esaase Gold Project on October 1, 2011 are the reasons for the significant decrease in exploration and evaluation expenditures. The Company is now capitalizing all development costs associated with the Esaase Gold Project due to the results of the PFS. Exploration and evaluation expenditures now reflect only those expenditures incurred to identify new deposits outside of the main Esaase deposit. Overall, the $14.6 million decrease in exploration and evaluation expenditures are offset by an increase of $6.4 million of development activities that were capitalized to mineral interests during the period and that would have been included in exploration and evaluation expenditures prior to the completion of the PFS.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Administration expenses incurred during the six months ended September 30, 2012 were $6.5 million compared to $7.9 million in the same period in the previous year, a decrease of $1.4 million or approximately 18%. The main reason for this decrease was a decrease in share-based payments (by $1.7 million or 36%) .

The decrease in share-based payments was partially offset by increases in other administration expenses, including the following:

-	Travel, promotion and investor relations (by $0.4 million or 62%), due to an increase in marketing and travel to investment conferences and roadshows.
-	Office, rent and administrative costs (by $0.1 million or 13%), consistent with the expansion of the Company’s administrative infrastructure and operations.

Other income for the six months ended September 30, 2012 was $0.9 million as compared to other expense of $3.8 million in the same period in the previous year, an increase of $4.7 million. This change is due to fluctuations in foreign exchange rates and changes to the Company’s exposure to Canadian dollar cash balances. In addition, investment income decreased (by $0.5 million) because the Company switched from holding mostly Canadian dollars in the comparative period to predominately US dollars during the three months ended June 30, 2012. The rate of return on US dollar deposits was significantly less than on the Canadian dollar deposits.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss and comprehensive loss	Loss per share
September 30, 2012	$291,818	$1,798,774	$0.02
June 30, 2012	$118,664	$5,675,510	$0.08
March 31, 2012	$155,117	$7,260,807	$0.10
December 31, 2011	$383,849	$2,740,892	$0.04
September 30, 2011	$392,092	$15,496,513	$0.21
June 30, 2011	$626,831	$12,654,373	$0.17
March 31, 2011	$280,720	$10,930,028	$0.14
December 31, 2010	$72,582	$7,582,252	$0.16

Liquidity and Capital Resources

The Company had working capital of $184.1 million at September 30, 2012 compared to $193.7 million at March 31, 2012, representing a decrease in working capital of $9.6 million. As at September 30, 2012, the Company had cash and cash equivalents of $185.8 million compared to cash and cash equivalents of $197.6 million as at March 31, 2012. The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for the coming 24 months.

Additional funds may be received through the exercise of outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to debt.

During the six months ended September 30, 2012, cash used in operating activities was primarily attributable to exploration programs carried out on the Company’s mineral properties and administration expenses.  The Company’s investing activities primarily consisted of development expenditures, the purchase of equipment and mineral interest acquisition costs related to the Esaase Gold Project and the receipt of interest on cash and cash equivalents. There were no significant financing activities during the period.

Subsequent to September 30, 2012 the Company closed a private placement on November 5, 2012, raising C$32.5 million. In addition the Company could raise an additional C$37.8 million if the associated warrants are exercised.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

As at September 30, 2012, the other sources of funds potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50 and of the outstanding share-based options with terms as follows:

Exercise price	Number outstanding at September 30, 2012	Expiry date	Number exercisable at September 30, 2012

C$4.20	345,000	February 5, 2013	345,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	100,000	December 13, 2014	100,000
C$6.19	1,347,500	May 26, 2015	1,347,500
C$8.00	256,250	March 17, 2016	256,250
C$4.59	1,400,000	February 16, 2017	700,000
C$3.74	2,202,500	June 7, 2017	825,938
	6,353,750		4,277,188
Weighted average contractual life remaining at September 30, 2012	3.55		3.05

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Commitments

As at September 30, 2012, the Company did not have any significant contractual commitments, except as disclosed in note 3 and 8 of the condensed interim consolidated financial statements for the three and six months ended September 30, 2012 and 2011.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	3,451 2,350
	Development	Drilling	5,750	4,130
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	10,041
		Wages and Overhead-Owners Development Team	2,000	990
	Sustainability (formerly Health, Safety, Environment and Community)		1,750	5,451
	Contingency (15%)		3,973	1,571
	Sub-Total:		30,466	27,984
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,472 5,000	4,060 952
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,268	-
Total 24 month budget for Esaase Property			124,735	32,996
Corporate development and overhead (estimated at $500,000 per month)			12,000	17,160
Unallocated working capital and potential acquisitions			72,865	3,564
Total Use of Proceeds			$209,600	$53,720

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Related party transactions (recoveries):

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Universal Mineral Services Ltd.	$510,554	$-	$1,248,935	$-
Rock-on Exploration Ltd.	15,000	35,370	30,000	70,740
Other public companies	-	(222,063)	-	(533,569)
	$525,554	$(186,693)	$1,278,935	$(462,829)

Related party balances receivable (payable):

	September 30, 2012	March 31, 2012

Universal Mineral Services Ltd.	$(188,974)	$-
Universal Mineral Services Ltd. – prepaid deposit	139,851	-
Rock-on Exploration Ltd.	(15,000)	(35,370)
Other public companies	-	29,638
	$(64,123)	$(5,732)

Universal Mineral Services Ltd. (“UMS”) was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on cost recovery basis.

Rock-on Exploration Ltd. (“Rock-on”) is a private company controlled by a director of the Company. Pursuant to this geological consulting agreement, the Company pays $5,000 per month plus benefits ($10,000 per month plus benefits for the three months ended September 30, 2011).

During the year ended March 31, 2012, the Company recovered on a cost recovery basis, geological, corporate development, administrative and management services provided by UMS, to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company is not recovering any costs from these related parties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Subsequent Events

On November 5, 2012, the Company closed a private placement in the amount of C$32.5 million, consisting of 9,443,500 Units at C$3.44 per Unit. Each Unit consisted of one Common Share of the Company and one Warrant to purchase a Common Share of the Company for a period of two years at C$4.00 per share. The Company has the right to accelerate the exercise period of the Warrant to 30 days if the Company’s share price trades at a price greater than C$6.00 per share for twenty consecutive trading days.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements, asset retirement obligations and the valuation of share-based payments. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

During the six months ended September 30, 2012, the Company increased the asset retirement provision by $0.6 million due to a decrease in the discount rate, as noted below.

The assumptions used to determined the Company’s asset retirement obligation are as follows:

Esaase project	Six months ended	Year ended
	September 30, 2012	March 31, 2011

Undiscounted and uninflated estimated future cash obligation	$8,532,476	$8,532,476
Expected term until settlement	13 years	13 years
Discount rate	1.65%	2.23%

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Share-based payments: The Company accounts for all share-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit.

Changes in Accounting Policies including Initial Adoption

There has been no change in significant accounting policies from those disclosed in note 3 of the audited consolidated financial statements for the year ended March 31, 2012 filed on SEDAR.

Financial Instruments and Other Instruments

The Company is exposed to currency risk through its holding of Canadian dollar (“CAD”) cash and cash equivalents. At September 30, 2012, the company had a CAD balance of $32.5 million ($37.8 million at March 31, 2012), expressed in US dollar equivalents.

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent consolidated annual financial statements for the year ended March 31, 2012.

There has been no material change in the Company’s internal control over financial reporting during the six months ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 84,999,338 common shares of the Company issued and outstanding, 7,503,750 share purchase options outstanding and 9,727,550 share purchase warrants outstanding.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three and six months ended September 30, 2012 and 2011

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended March 31, 2012, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned there can be no certainty that when various alternative lower throughput studies, which are now underway, are completed and integrated, that the overall conclusions will suggest the Esaase project economics are significantly improved over the current (September 2011) prefeasibility study economic analyses completed by Lycopodium Minerals PTY Ltd., which is on file at www.SEDAR.com.